UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Weis Markets, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

948849-10-4
(CUSIP Number)

Patricia G. Ross Weis
c/o Weil, Gotshal & Manges LLP
Attn: Howard Dicker
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 9, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
Patricia G. Ross Weis
2. Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 233,850 (see Item 5)
8. Shared Voting Power 0 (see Item 5)
9. Sole Dispositive Power 233,850 (see Item 5)
10. Shared Dispositive Power 0 (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 233,850 (see Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (See Item 5)
13. Percent of Class Represented by Amount in Row (11) 0.9% (see Item 5)
14. Type of Reporting Person IN

This Amendment No. 2 ("Amendment No. 2") amends the Schedule 13D first filed with the Securities and Exchange Commission ("SEC") on September 22, 2004 (the "Schedule 13D"), as amended by the Amendment No. 1 to the Schedule 13D filed with the SEC on June 18, 2015 (the "Amendment No. 1"), and is filed by Patricia G. Ross Weis (the "Reporting Person"), with respect to the Common Stock, no par value (the "Common Stock"), of Weis Markets, Inc. (the "Company").

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is amended as follows:

On October 19, 2015, Robert F. Weis, the spouse of the Reporting Person, ceased on his death to be a reporting person on the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented by incorporating herein Items 4 and 5 of this Amendment No. 2.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented as follows:

Pursuant to the terms of the will of Robert F. Weis (the deceased spouse of the Reporting Person) a trust (the "Marital Trust") was established for the benefit of the Reporting Person (the "Marital Trust"). Pursuant to the terms of the will of Robert F. Weis, 5,973,129 shares of Common Stock held by a revocable trust are to be transferred to the Marital Trust for no consideration. Pursuant to the terms of the Marital Trust, Jonathan H. Weis, son of the Reporting Person, has the power to vote and dispose of the shares of Common Stock held by the trust from which shares will be transferred to the Marital Trust, as well as the Marital Trust, in each case, so long as the shares are held by such trust.

Item 5(a) of this Amendment No. 2 is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Amendment No. 2 are incorporated herein by reference. As of the filing date of this Amendment No. 2, the Reporting Person beneficially owned: 233,850 shares of Common Stock individually. Accordingly, as of the filing date of this Amendment No. 2, the Reporting Person was the beneficial owner of an aggregate of 233,850 shares of Common Stock, representing approximately 0.9% of the outstanding Common Stock of the Company (based on the number of shares of Common Stock outstanding as of August 4, 2015 (26,898,443), as reported in the Quarterly Report on Form 10-Q filed with the SEC by the Company on August 4, 2015).

           In addition, as of the date hereof, the Reporting Person along with the following persons have agreed to act together for purposes of voting the equity securities of the Company and therefore may be deemed a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (and to the knowledge of the Reporting Person the number of shares following such person's name are those owned or controlled by such person or any immediate family member of such person): Ellen W.P. Wasserman (based on a Schedule 13D Amendment No. 2 filed with the SEC on or about the date hereof, 3,324,544 shares); EKTJ Management LLC (based upon a Schedule 13D Amendment No. 1 filed with the SEC on or about the date hereof, 1,400,000 shares); Kathryn J. Zox (based upon a Schedule 13D Amendment No. 1 for EKTJ Management LLC filed with the SEC on or about the date hereof, 870,269 shares); Thomas H. Platz (based upon a Schedule 13D Amendment No. 1 for EKTJ Management LLC filed with the SEC on or about the date hereof, 903,467 shares); James A. Platz (based upon a Schedule 13D Amendment No. 1 for EKTJ Management LLC filed with the SEC on or about the date hereof, 916,667 shares); Jonathan H. Weis (based upon a Schedule 13D Amendment No. 1 filed with the SEC on or about the date hereof, 7,241,253 shares); Colleen Ross Weis (based upon a Schedule 13D filed with the SEC on or about the date hereof, 1,248,100.5 shares); and Jennifer Weis (based upon a Schedule 13D filed with the SEC on or about the date hereof, 1,281,010 shares). Accordingly, as of the date hereof, such group may be deemed to beneficially own an aggregate of 17,419,160.5 shares of Common Stock representing approximately 64.8% of the outstanding Common Stock.

     (b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this Amendment No. 2 and (ii) Item 5(a) hereof are incorporated herein by reference.

     (c) The Reporting Person has not effected any transaction in Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5(a) hereof is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2016

/s/ Patricia G. Ross Weis
Signature
Patricia G. Ross Weis